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                               January 17, 2023

       Branden Jones
       Chief Executive Officer
       Genesis Electronics Group, Inc.
       26 South Rio Grande Street #2072
       Salt Lake City, UT 84101

                                                        Re: Genesis Electronics
Group, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on December
21, 2022
                                                            File No. 024-12106

       Dear Branden Jones:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. Please revise to add a risk factor discussing the company's past record regarding not filing periodic reports in a
timely fashion or being a delinquent filer and the associated risks for investors.
               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Branden Jones
Genesis Electronics Group, Inc.
January 17, 2023
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any other questions.



                                                          Sincerely,
FirstName LastNameBranden Jones
                                                          Division of
Corporation Finance
Comapany NameGenesis Electronics Group, Inc.
                                                          Office of Trade &
Services
January 17, 2023 Page 2
cc:       Eric Newlan
FirstName LastName